BLOCKCHAIN INDUSTRIES, INC.
730 ARIZONA AVE, SUITE 220,
SANTA MONICA, CA 90401

June 22, 2018

William H. Thompson
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Blockchain Industries, Inc.
Form 10-K for Fiscal Year Ended April 30, 2017
Filed August 30, 2017 Form 10-Q for Fiscal Quarter Ended January 31, 2018 Filed March 19, 2018
File No. 0-51126

Dear Mr. Thompson:

By letter dated May 31, 2018, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Blockchain Industries, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-Q filed on March 19, 2018. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Item 9A. Controls and Procedures

General

1.
Please report a total for comprehensive income. Please refer to ASC 220-10-45-18.

RESPONSE: Rather than create a table for comprehensive income, we determined it was best to early adopt ASU 2016-01 and classify unrealized gains/loss from AFS Securities in the Income Statement as Other Income/Expense. As such, we have amended our 10-Q/A accordingly.

Balance Sheets, page 5

2.
We note that the amount of outstanding common stock at the end of each period does not represent the number of shares issued and outstanding at par value. Please revise or advise.

RESPONSE: We kindly ask the SEC for more clarification on this issue, unless the SEC is referring to the difference between the Balance Sheet and NOTE 9. STOCKHOLDERS’ EQUITY. If this is the issue, then we agree that the 40,000,000 shares need to be moved as a separate line item, as those shares were issued to JOJ Holdings, LLC after April 30, 2017.

Statement of Cash Flows, page 7

3.
Please tell us your basis in GAAP for presenting “unrealized loss on marketable securities held for sale” as a decrease in cash flows.

RESPONSE: We have updated the SCF, adding the unrealized loss portion to the purchases of marketable securities.

4.
Please disclose information about all investing and financing activities that affect recognized assets or liabilities but do not result in cash receipts or cash payments in each period. The disclosure may be either narrative or summarized in a schedule. Please refer to ASC 230-10-50-3.

RESPONSE: We believe the only item that would be affected by this is the non-cash sale of preferred securities. We propose the following summarized disclosure, which has been added to NOTE 9. STOCKHOLDERS’ EQUITY:

Per ASC 230-10-50-3, we executed a non-cash financing activity by entering into an agreement with certain shareholders to convert their 13,144,660 shares of common stock into 328,616.50 shares of the Company’s Series A Preferred Stock.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 9

5.
Please tell us your basis in GAAP for recognizing consulting services revenues pro rata on a monthly basis rather than as services are performed. In doing so, it would be helpful if you described the key terms of your consulting agreements.

RESPONSE: The Company had one consulting agreement during the period whereby we recorded revenue. We determined that the life of the project would extend over the course of the entire 12-month term. In addition, the agreement was negotiated such that the Company’s fee would not be refundable. At the time of the filing, the Company was unable to determine the percentage of completion for the project and, as such, felt that using a pro rata method of accounting was most appropriate at this time. Once the services and deliverables have been completed, we will immediately record the remaining portion of the Deferred Revenue.

Stock-based Compensation, page 10

6.
We note your disclosure in Note 9 regarding the issuance of common stock in exchange for services. Please expand your stock-based compensation accounting policies to describe your accounting for equity-based payments to non-employees. Please refer to ASC 505-50.

RESPONSE: We have revised NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES with the following:

The Company follows the provisions of ASC 718, “Share-Based Payment” and ASC 505-50 “Equity-Based Payments to Non-Employees”. Under this guidance compensation cost generally is recognized at fair value on the date of the grant and amortized over the respective vesting periods. The fair value of options at the date of grant is estimated using the Black-Scholes option pricing model. The expected option life is derived from assumed exercise rates based upon historical exercise patterns and represents the period of time that options granted are expected to be outstanding. The expected volatility is based upon historical volatility of the Company’s shares using weekly price observations over an observation period that approximates the expected life of the options. The risk-free rate approximates the U.S. Treasury yield curve rate in effect at the time of grant for periods similar to the expected option life. Due to limited history of forfeitures, the estimated forfeiture rate included in the option valuation was zero.

While ASC 505-50 does not specifically indicate which period expenses should be recognized, the guidance does indicate that the expenses should be recognized in the same period as when the services were performed. The stock-based compensation, that are expensed at fair value, accrue over the service period (vesting period) and are re-measured every period until they are settled if the services are to be performed over a period of time. On the vesting date, a final adjustment is made to reconcile the prior expenses. Note that if the performance requirements have been met but grant has expired, the expenses are not reversed. However, if the performance requirements have not been met then the expenses are reversed.

Many of the assumptions require significant judgment and any changes could have a material impact in the determination of stock-based compensation expense.

Cash and Cash Equivalents, page 11

7.
We note that you classify certain accounts holding Bitcoin and Ethereum as cash equivalents. Please tell us your basis in GAAP for concluding that Bitcoin and Ethereum are cash equivalents. Please refer to ASC 305-10-20.

RESPONSE: As we wait for FASB guidance to be released, we feel that certain of our accounts should be treated as cash depending on our intent. We do intend to hold for value gain on some accounts, however other Bitcoin and Ethereum accounts are intended to utilize as checking accounts. Although the markets for these two assets are not as big as government-backed currencies, these two currencies are:

a.
A medium of exchange - We have paid vendors for services with these two currencies, and we have received these two currencies in exchange for sponsorships to our conference and the issuance of shares of our common stock.
b.
Relatively widely accepted - There are many communities that accept these two for payment of goods, especially Bitcoin. Point-of-sale systems (Revel and NCR Silver) allow integrations for payment of goods or services. Intuit’s QuickBooks has Bitcoin, Ethereum and Litecoin accounts established for their multi-currency option for small and medium-sized business.
c.
Easily convertible - the market for Bitcoin and Ethereum are mature enough that you can buy or sell via many exchanges or via private wallets and convert to U.S. Dollars, Euros or other major government-backed currency.

Note 4. Available-for-Sale Securities, page 12

8.
We note that the gross unrealized loss on available for sale securities does not agree to the amount of the unrealized loss on marketable securities held for sale reflected in the statements of cash flow. Please revise or advise.

RESPONSE: We have revised our disclosure accordingly.

9.
We note that the aggregate fair value of available for sale securities does not agree to the balance sheets. We also note that the gross unrealized loss does not equal the amount of accumulated other comprehensive income reflected on the balance sheets. Please revise or advise. In addition, please provide us with a summary of each cash transaction included in “purchases of marketable securities” presented as cash flows from investing activities in the statements of cash flows.

RESPONSE: We have updated our disclosure accordingly. Further, we have adopted ASU 2016-01, and moved the OCI portion to the income statement. We have broken out the non-cash compensation received (KinerjayPay shares) into the operating activities on the statement of cash flows and have reduced the balance on the investing activities.

In addition, in NOTE 4 we have added the following:

 “The KinerjaPay Common Stock was received as compensation and, as such, the Company did not use cash to acquire the securities.”

10.
Please tell us your basis in GAAP for recognizing digital assets as available-for-sale securities. In doing so, please explain to us why equity tokens and utility tokens represent an ownership interest in an entity or the right to acquire an ownership interest in an entity at fixed or determinable prices. Please also describe the nature and intent of your investment in such assets. In addition, if the digital assets are determined to be available-for sale securities please disclose the significant inputs and assumptions used to determine the fair value of the digital assets acquired and the pertinent rights and privileges associated with the assets.

RESPONSE: Per ASC 320-10-25-1, we recorded these as AFS Securities because they are not Held to Maturity Securities, and we do not anticipate to frequently trade these securities in order to classify them as Trading Securities. We have had to sell some of the securities after the January 31, 2018 reporting period to pay for certain expenses denominated in U.S. Dollars and not to take advantage of any short-term gains. We have two agreements with Chimes to purchase 500,000 Series T Equity Tokens, which receive the same economic benefits as common shareholders except ours are non-voting shares. For the utility tokens, they will be similar to other tokens that trade on alternative trading systems, and do not represent an equity interest in the underlying issuer, but an investment in the blockchain platform. We have revised our disclosure accordingly.

Note 9. Stockholders’ Equity, page 13

11.
Please disclose the pertinent rights and privileges of the preferred stock, including dividend and liquidation preferences, participation rights, unusual voting rights and other terms. Please refer to ASC 505-10-50-3 through and 50-5.

RESPONSE: We have updated the disclosure accordingly.

12.
We note your disclosure that you “had agreed to convert certain investor shares of common stock into the Preferred Shares.” In your Form 10-K for the fiscal year ended April 30, 2018, please disclose any obligations you have to convert additional shares of common stock into Preferred Shares.

RESPONSE: We will make the appropriate disclosures in the Form 10-K.

Stock Purchase Warrants, page 15

13.
Please disclose what the weighted-average exercise price after the table of warrants outstanding of $.83 represents.

RESPONSE: The $0.83 per share is the weighted-average exercise price of all warrants that have been issued, which are convertible into one share of our Common Stock. We have updated our disclosure accordingly.

14.
The tabular presentation at the end of the note appears to relate to stock options granted during the nine months ended January 31, 2018. Please disclose the nature and terms of share-based payment arrangements that existed during the period, the potential effects of those arrangements on shareholders and the effect of compensation cost arising from share-based payment arrangements on the income statement.

RESPONSE: We moved this table under Common Stock Issued in Exchange for Consulting, Professional and Other Services and added the following disclosure:

“Share-based payment arrangements were made to compensate independent contractors to perform services as a way to conserve cash as we develop our business. Share-based payments were made in negotiations with each independent contractor and may be in the form of an option to purchase shares of our common stock or restricted shares of our common stock. We grant share-based payment over the term of our agreements with vesting schedule to incentive personnel over time. We priced many of our option-based agreements at or below the price of the Over-the-Counter market price, which may result in a Section 409A penalty for the awardees and for the Company. We have engaged the tax firm KPMG to help with the assessment of any liability and the Company is performing an independent valuation, which takes into consideration the recent private sales of our common stock, as the price-per-share of the private sales ranged from $0.10 to $1.25 per share. The effects that share-based compensation has on existing shareholders could be dilutive if all options are exercised, however may have anti-dilutive or not dilutive effects if restricted stock awards or options do not vest or options agreement expire. Option agreements are subject to cashless exercise, which would result in a lower amount of cash received by the Company, but less shares issued to the awardee.”

Note 10. Subsequent Events
BlockEx, page 15

15.
We note your disclosure in Note 10 regarding the purchase of approximately €395,000 of digital tokens pursuant to the BlockEx agreement. Please provide additional disclosure regarding this agreement in your Form 10-K for the fiscal year ended April 30, 2018 and disclose whether such tokens have been issued to you and, if not, when you anticipate receiving such tokens. We also note your disclosure that you pooled with investors to raise money for the remaining €1,604,930 purchase commitment. Please disclose in your Form 10-K for the fiscal year ended April 30, 2018 whether you, or other investors, will be entitled to the coins that were purchased with pooled funds.

RESPONSE: We have made note of your request for disclosure. We will add relevant disclosures surrounding these issues in our Form 10-K for the fiscal year ended April 30, 2018.

LegatumX, page 18

16.
Please disclose in your Form 10-K for the fiscal year ended April 30, 2018 whether you have issued the shares of common stock and cash consideration as contemplated by the agreement. Please also disclose the number of LegatumX common stock that have been issued to you to date, and the percentage of LegatumX common stock that you currently hold.

RESPONSE: We have made note of your request for disclosure. We will add relevant disclosures surrounding these issues in our Form 10-K for the fiscal year ended April 30, 2018.

Item 2. Management’s Discussion and Analysis of Financial Position and Results of Operations, page 17

General

17.
Please include a discussion of the potential effects of adoption of recently issued accounting standards, including: ●A brief description of the new standard, the date that adoption is required and the date that you plan to adopt, if earlier; ●A discussion of the methods of adoption allowed by the standard and the method that you expect to use; and ●A discussion of the impact that adoption of the standard is expected to have on the financial statements or that the effect is not known or reasonably estimable.

RESPONSE: We will add the following to NOTE 2, in addition to making a reference to NOTE 2 in MD&A Critical Accounting Estimates:

Recent Accounting Pronouncements

In May 2017, the FASB issued ASU 2017-09, Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting. The new standard provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. This pronouncement is effective for annual reporting periods beginning after December 15, 2017 but early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 addresses eight specific cash flow issues with the objective of reducing diversity in practice regarding how certain cash receipts and cash payments are presented in the statement of cash flows. The standard provides guidance on the classification of the following items: (1) debt prepayment or debt extinguishment costs, (2) settlement of zero-coupon debt instruments, (3) contingent consideration payments made after a business combination, (4) proceeds from the settlement of insurance claims, (5) proceeds from the settlement of corporate-owned life insurance policies, (6) distributions received from equity method investments, (7) beneficial interests in securitization transactions, and (8) separately identifiable cash flows. The Company is required to adopt ASU 2016-15 for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017 on a retrospective basis. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact of adoption of ASU 2016-15.

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-09, “Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting,” which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification flows of awards as either equity or liabilities; and (c) classification on the statement of cash flows. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of the adoption of ASU 2016-09 on its consolidated financial statements. The adoption of ASU No. 2016-09 is not expected to have a material impact on the Company's consolidated financial statements or related disclosures.

All other accounting standards that have been issued or proposed by the FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

18.
You state that you plan to monetize your existing online travel business “through the use of [y]our newly established blockchain technology.” Please disclose in your Form 10-K for the fiscal year ended April 30, 2018 how you intend to use the blockchain in this aspect of your business, whether the blockchain technology you intend to utilize to operate the travel business is complete and, if so, whether you are currently utilizing this technology. If the blockchain technology you intend to develop is not yet complete, briefly describe the steps, resources and capital required to establish this technology, and clearly disclose what the company has accomplished to date and what remains to be accomplished.

RESPONSE: We have made note of your request for disclosure. We will add relevant disclosures surrounding these issues in our Form 10-K for the fiscal year ended April 30, 2018.

19.
We note your intent to target and acquire a broad portfolio of virtual currencies, digital coin and tokens, and other blockchain assets within the digital asset bank, mining and trading, initial coin offerings and media and education verticals. Please balance your disclosure in your Form 10-K for the fiscal year ended April 30, 2018 regarding these intended businesses by describing any material obstacles or uncertainties to your ability to commence operations in these verticals. Please also disclose the estimated amount of capital that will be necessary to commence operations in these verticals and, if known, provide a timeline detailing when you expect to commence operations in these verticals. For example, disclose the estimated cost of the hardware and power necessary to build your desired mining and trading operations and disclose the anticipated amount of time you expect it will take to secure the necessary hardware and power to commence mining operations. Refer to Item 303 of Regulation S-K.

RESPONSE: We have made note of your request for disclosure. We will add relevant disclosures surrounding these issues in our Form 10-K for the fiscal year ended April 30, 2018.

20.
Please disclose in your Form 10-K for the fiscal year ended April 30, 2018 what you plan to do with digital assets that you currently hold or will acquire as a result of your planned consulting or mining operations, including whether you plan to hold or trade such assets. Please also discuss in your Form 10-K for the fiscal year ended April 30, 2018 how your business and financial results may be impacted by the potential illiquidity and volatility of digital assets, and explain how you plan to value the digital assets that you hold given their volatility and fragmentation, potential for manipulation, and the general lack of regulation of digital assets markets. Also describe your intended custodial practices for the digital assets that you hold, and the cybersecurity measures you intend to use to protect them.

RESPONSE: We have made note of your request for disclosure. We will add relevant disclosures surrounding these issues in our Form 10-K for the fiscal year ended April 30, 2018.

21.
To the extent you plan to trade digital assets, disclose in your Form 10-K for the fiscal year ended April 30, 2018 the trading platforms or exchanges on which you intend to trade these assets and disclose whether they are registered national securities exchanges or alternative trading systems. Please also revise your disclosure to address whether trading of digital assets triggers obligations under the federal securities laws, including any obligations to register as a broker-dealer.

RESPONSE: We have made note of your request for disclosure. We will add relevant disclosures surrounding these issues in our Form 10-K for the fiscal year ended April 30, 2018.

22.
It appears that your common equity interests in KinerjaPay and LegatumX and various equity and utility tokens you hold comprise a significant amount of your assets. In light of the foregoing, please provide your analysis as to why you are not required to register as an Investment Company under the Investment Company Act of 1940 and, if exempt, how you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. In doing so, please list all of your assets and the value you assign to them on an unconsolidated basis.

RESPONSE: In evaluating the Staff’s question, the Company has determined that, on or about December 19, 2017, the Company began to engage in transactions which, absent an exception or exemption, may require the Company to register as an investment company under the Investment Company Act of 1940 (the “40 Act”).   To address this issue, the Company has decided to rely on the temporary exemption from investment company registration requirements provided by Rule 3a-2 under the 1940 Act.  As required by Rule 3a-2, the Company’s board of directors, on June 14, 2018, adopted the following resolution:  “NOW THEREFORE, BE IT RESOLVED:  That the Company has a bona fide intent to be engaged primarily, as soon as is reasonably possible (in any event before December 19, 2018), in a business other than that of investing, reinvesting, owning, holding, or trading in securities.”  In order to come into compliance with Section 3(a)(1)(C) of the 40 Act before December 19, 2018, the Company intends to sell some or all of its minority equity interests and utility tokens to the private funds that its subsidiary will manage and/or to third parties.  The Company also intends to enter into additional lines of business, from which the Company expects to generate revenue that could offset some or all of the value of the current minority equity interests and utility tokens.

KinerjaPay ICO, page 17

23.
We note your disclosure regarding the agreement you have entered into to build the first Indonesian Digital Asset exchange. In your Form 10-K for the fiscal year ended April 30, 2018, please provide additional disclosure regarding your obligations in building this exchange, including the amount of capital you will need to complete this project.

RESPONSE: We have made note of your request for disclosure. We will add relevant disclosures surrounding these issues in our Form 10-K for the fiscal year ended April 30, 2018.

24.
In your Form 10-K for the fiscal year ended April 30, 2018, please revise to elaborate upon the types of services that you plan to provide in administering the KinerjaPay ICO, and briefly describe the nature of any services provided to date.

RESPONSE: We have made note of your request for disclosure. We will add relevant disclosures surrounding these issues in our Form 10-K for the fiscal year ended April 30, 2018.

Chimes ICO, page 17

25.
With a view to providing investors with information about the significance of your equity interest in Chimes Broadcasting, please disclose in your Form 10-K for the fiscal year ended April 30, 2018 the percentage ownership interest you will hold in Chimes Broadcasting following the purchase of all tokens pursuant to the agreement. Please also disclose the number of equity tokens you agreed to purchase from Chimes Broadcasting, Inc. pursuant to the February 5, 2018 agreement and whether those tokens have been issued to you.

RESPONSE: Some of this has been addressed in the amended 10-Q, but we have made note of your request for disclosure in our Form 10-K for the fiscal year ended April 30, 2018. We will add relevant disclosures surrounding these issues in our Form 10-K for the fiscal year ended April 30, 2018. We have included the February 5, 2018 agreement as an Exhibit to this amended 10-Q.

Results of Operations, page 18

26.
We note several instances where the amounts disclosed for operating expenses for the nine and three month periods ended January 31, 2018 do not agree to the financial statements. We also note that amounts disclosed in liquidity and capital resources do not agree to the financial statements. Please revise your disclosures accordingly.

RESPONSE: We have updated this section accordingly in the amended 10-Q.

27.
Please include a discussion and analysis of the debt forgiveness income included in other income (expense).

RESPONSE: We have updated this section accordingly in the amended 10-Q.

Earnings per share, basic and diluted, page 19

28.
Please revise the weighted average number of shares outstanding used in computing earnings per share on a diluted basis to agree with the diluted weighted average shares reflected in the Statements of Operations. Please also revise the number of shares retired to agree with Note 9 to the financial statements.

RESPONSE: We have revised our disclosure accordingly.

Liquidity and Capital Resources, page 19

29.
Please identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action you have taken or proposes to take to remedy the deficiency. Please also identify and describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets. Refer to Item 303(a)(1) of Regulation S-K.

RESPONSE: We have revised our disclosure accordingly.

30.
We note that the increase in cash flows from operating activities, excluding stock-based compensation, during the nine months ended January 31, 2018 was also impacted by significant decreases in liabilities. Please revise to discuss the primary reasons for the significant decrease in liabilities and the increase in deferred revenue.

RESPONSE: We have revised our disclosure accordingly.

Critical Accounting Estimates, page 20

31.
We note you reference the disclosure of critical accounting estimates included in your 2017 Form 10-K rather than addressing the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. Given the significant changes in your operations, please include a discussion of critical accounting estimates, such as estimates related to revenue recognition, stock-based compensation, available for sale securities and deferred revenue. The discussion should supplement, not duplicate, the description of accounting policies and provide greater insight into the quality and variability of information regarding financial condition and operating performance.

RESPONSE: We have revised our disclosure accordingly.

Item 4. Controls and Procedures, page 20

32.
Please revise to state that your Chief Financial Officer also participated in the evaluation of your disclosure controls and procedures and also concluded that your disclosure controls and procedures were effective.

RESPONSE: We have revised our disclosure accordingly.

Exhibit 31.1

31.
Please revise paragraphs 3 and 4 of the certification to reference the current name of the Company rather than its former name, Omni Global Technologies, Inc. Also, we note that you omitted the parenthetical language, “(the registrant's fourth fiscal quarter in the case of an annual report)”, in paragraph 4d. Please revise to conform to the certification in Item 601(31)(i) of Regulation S-K.

RESPONSE: We have revised our disclosure accordingly.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Patrick Moynihan

Patrick Moynihan
Chief Executive Officer
Blockchain Industries, Inc.
730 Arizona Ave, Suite 220
Santa Monica, CA 90401